GRASSTB

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and December 31, 2020

(Unaudited)

GRASSTB

Balance Sheets

		As of December 31,	
		2019	**2020**
	ASSETS		
CURRENT ASSETS			
Cash and cash equivalents		17,250	44,936
Accounts receivable		0	0
Equipment		2,600	23,250
Supplies		150	16,800
Inventory		0	17,000
	TOTAL CURRENT ASSETS	20,000	101986
	TOTAL ASSETS	20,000	101986
	LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES			
Accounts payable		0	0
Founder contributions		20,000	50,000
	TOTAL LIABILITIES	20,000	50,000
SHAREHOLDERS' EQUITY			
Capital Stock		0	81,000
Retained Earnings			(29,014)
	Total Shareholder's Equity	0	81,000
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	20,000	101,986

GRASSTB

Statement of Operations

	As of December 31	
	2019	2020
Revenue	0	0
Gross Profit	0	0
Operating Expenses		
Office Expense	150	
Rent		24,000
Salaries		28,500
Utilities		4,800
Supplies and Raw Materials		16,800
Reg D Fee		8,500
Bus. Plan		5,500
Trade Show		9,500
Web		2,500
Depreciation		3,214
Total Operating Expenses	150	103314
Net Loss	150	103314

GRASSTB

Statement of Cash Flows

	As of December. 31	
	2019	**2020**
Cash Flows From Operating Activities		
Cash at Beginning Period	20,000	17,250
Net Increase (Decrease) in Cash	(2,750)	
Cash at End of Period	17,250	
Founder Contributions		50,000
Capital Stock		81,000
Total Cash	17,250	148250
Net Total Cash	17,250	44,936

GRASSTB

Consolidated Statement of Equity

For the fiscal year ended December 31, 2019 and December 31, 2020

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance (Oct 2019)	---	---	----	---	---	---	---
Ending Balance (Dec 31st, 2020)	40500	81000	---	---	---	---	81000

GRASSTB

Notes to the Financial Statements

For the fiscal year ended December 31, 2019 and December 31, 2020

1. ORGANIZATION AND PURPOSE

GrassTB is a company organized under the laws of the State of Colorado. The Company makes pulps from grass and other paper related products from grass.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.